RAYMOND JAMES FINANCIAL, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
FOR MEMBERS OF THE BOARD OF DIRECTORS

Introduction

The Board of Directors (the "Board") of Raymond James Financial, Inc. ("RJF") has adopted the following Code of Business Conduct and Ethics for Members of the Board of Directors (the "Code"). Directors are expected to comply with the letter and spirit of this Code. No code or policy can anticipate every situation that may arise. This Code is designed to maintain high standards of professional business ethics at Raymond James. Accordingly, this Code is intended to serve as a set of guiding principles for Directors. Directors must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. Directors are encouraged to bring questions about particular circumstances that may involve one or more of the provisions of this Code to the attention of the Chair of the Corporate Governance Committee. Directors who also serve as officers or employees of RJF or any of its affiliates must also comply with the RJF Business Ethics and Corporate Policy.

1.    Ethical Standards and Compliance with Laws, Rules and Regulations

RJF expects its Directors to exercise the highest degree of professional and business ethics in all actions they undertake on behalf of RJF. All Directors are expected to conduct all their business and affairs in full compliance with applicable laws, rules and regulations, and shall encourage and promote such behavior for themselves, officers and employees.

2.    Conflicts of Interest

Directors must avoid any conflicts of interest between themselves and RJF. A "conflict of interest" exists when a Director's personal or professional interest is adverse to - or may appear to be adverse to - the interests of RJF. Conflicts of interest may also arise when a Director, or members of his or her family, or an organization with which the Director is affiliated receives improper personal benefits as a result of his or her position as a Director of RJF. Conflicts of interest should be promptly disclosed to the Chair of the Corporate Governance Committee.

3.    Insider Trading

The securities laws impose severe sanctions upon any individual who uses "inside information" for his or her own benefit or discloses it to others for their use. Directors who have access to confidential information as a result of their Board service are not permitted to use or share that information for securities trading purposes or for any other purpose except the conduct of RJF's business. All non-public information about RJF should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal.

4.    Corporate Opportunities

Directors are prohibited from taking for themselves personally or for the organizations with which they are affiliated opportunities that are discovered through the use of RJF property, information or position without the consent of the Board of Directors. No Director may use RJF property, information, or position for improper personal gain. Directors owe a duty to RJF to advance its legitimate interests when the opportunity to do so arises.

5.    Competition and Fair Dealing

RJF adheres to a policy of fair dealing in all its activities. Directors shall endeavor to deal fairly with RJF's customers, suppliers, competitors and employees. No Director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships. It is not to gain unfair advantage with customers. Directors and members of their immediate families may not accept gifts from persons or entities where any such gift is being made in order to influence the Director's actions as a member of the Board, or where acceptance of the gifts could create the appearance of such influence.

6.    Confidentiality

Directors must maintain the confidential information entrusted to them by RJF and its customers, except when disclosure is required by law or regulation. Confidential information includes all non-public information that might be of use to competitors, or harmful to RJF, if disclosed. It also includes information that vendors have entrusted to RJF.

7.    Protection and Proper Use of RJF Assets

Directors may not use RJF assets, labor or information for personal use, unless approved by the Corporate Governance Committee, or as part of a compensation or expense reimbursement available to all Directors.

8.    Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code may be made only by the Board and will be promptly publicly disclosed.

9.    Reporting any Illegal or Unethical Behavior

Directors should promote ethical behavior and encourage an environment in which RJF encourages employees to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. It is the policy of RJF to not permit retaliation for reports of misconduct by others made in good faith.

10.    Enforcement of the Code of Business Conduct and Ethics

The Board shall determine appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. In determining what action is appropriate in a particular case, the Board shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, and whether the individual in question had been advised prior to the violation as to the proper course of action.

11.    Annual Review

The Board shall review and reassess the adequacy of the Code annually and make any amendments to the Code that the Board deems appropriate.

2